July 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Quantumsphere Acquisition Corp

Amendment No. 1 to Registration Statement on Form S-1

Filed May 30, 2025

File No. 333-287672

Ladies and Gentlemen:

On behalf of our client, Quantumsphere Acquisition Corporation (“Quantumsphere”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 24, 2025, relating to Quantumsphere’s Registration on Form S-1 filed May 30, 2025.

Quantumsphere is filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Registration Statement on Form S-1 Cover page

1.	Discuss the potential issuance of securities to the initial shareholders upon a change in the size of the offering in order to maintain their 26% interest upon consummation of the offering, and whether this may result in a material dilution of the purchasers’ equity interests.

Response: We acknowledge the Staff’s comment and advise that the disclosure on the cover page has been revised to address the Staff’s comment.

Summary

Sponsor Information, page 11

2.	We note disclosure on page 154 that all of the shares that will be outstanding immediately after the consummation, other than the shares sold in the public offering, will be placed in escrow. Please describe the terms of the escrow including restrictions on transfer in tabular format, to the extent practical, as required by Item 1603(a)(9) of Regulation S-K. We note that you have described restrictions on transfer pursuant to the letter agreement on page 13.

Response: We acknowledge the Staff’s comment and advise that the disclosure on page 15 has been revised to address the Staff’s comment.

Conflicts of Interest, page 28

3.	We note your disclosure that certain officers may be required to present business combination opportunities to other entities prior to presenting such business combination opportunity to you. Please clarify how opportunities to acquire targets are allocated among SPACs. In this regard, we note that Quartzsea is still searching for a target and that other SPACs have executed acquisition agreements but have not completed their transactions.

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 30, 80 and 127 have been revised to address the Staff’s comment.

4.	Where you disclose conflicts of interest throughout the filing, including in your summary risk factors, please also disclose that the executive officers and directors of Quartzsea and Quantumsphere are the same persons, that both SPACs are looking for suitable investment opportunities with an enterprise value of approximately $180 million - $1 billion and that both are $60 million offerings and that therefore, there is a material conflict of interest in seeking potential targets.

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 29, 37, 80 and 127 have been revised to address the Staff’s comment.

Risk Factors, page 41

5.	We note your disclosure on page 18 that interest earned on the funds held in the trust account may be released to you to pay your taxes. Please reconcile with your disclosure in the first paragraph on page 93 that you are not permitted to use the proceeds placed in the trust account and the interests earned thereon to pay any excise taxes or any other similar fees or taxes in nature that may be imposed on the Company pursuant to any current, pending or future rules or laws. Revise the risk factor on page 67 to clarify whether amounts in the trust account available to pay redemptions or available to the combined company following a de-SPAC transaction may be reduced to pay such taxes.

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 70 and 96 have been revised to address the Staff’s comment.

We may not be able to complete an initial business combination ..., page 55

6.	We note your disclosure that your sponsor is not a foreign person and that Mr. Ping Zhang, who controls your sponsor, is a United States citizen. Please revise to clarify whether your sponsor has any members who are, or has substantial ties with, a non-U.S. person.

Response: We acknowledge the Staff’s comment and advise that the disclosure on page 57 has been revised to address the Staff’s comment.

Dilution, page 96

7.	Please expand your disclosure in this section to address potential dilution from the conversion of any working capital loans into units. Also, highlight in this section that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value of approximately $180 million - $1 billion, which is greater than the net proceeds of the offering and the sale of private placement units, as stated on page 4 of your prospectus.

Response: We acknowledge the Staff’s comment and advise that the disclosure on page 102 has been revised to address the Staff’s comment.

Proposed Business, page 105

8.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. Please identify such persons. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: We acknowledge the Staff’s comment and advise that the disclosure on page 147 has been added to address the Staff’s comment.

Description of Securities, page 130

9.	Please expand your disclosure on pages 19, 35 and 131, and elsewhere as appropriate, to clarify whether any public shares sold in this offering would be required to approve the business combination if the minimum to constitute a quorum is present at the meeting. Please also revise your Risk Factors as appropriate or otherwise advise.

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 20, 37, 71 and 136 have been revised to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson

3